

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

June 27, 2003


03024069

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated June 27, 2003, regarding the appointment of three vice-presidents at Saskatchewan Wheat Pool. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

C Vancha

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Lyn Kristoff, Interim Executive Vice President, Finance & Chief Financial Officer

Attachment

dlw 6/30


POOL

Saskatchewan Wheat Pool

For Immediate Release
Date: June 27, 2003
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

POOL PROMOTES THREE SENIOR LEADERS

Saskatchewan Wheat Pool today announced the promotion of three senior leaders to the role of Vice-President. Doug Weinbender becomes Vice-President, Agri-products, Colleen Vancha assumes the position of Vice-President, Investor Relations and Communications, and Paula Duguid is Vice-President, Business Planning and Development.

"These individuals have made important contributions to the company and their commitment and business acumen have helped the Pool complete its successful organizational and financial restructuring," Pool CEO Mayo Schmidt said. "I look forward to working with them as we continue to build on the momentum we have created to help the Pool reach its full potential in the Prairie agriculture industry."

Weinbender has been at the Pool since 1976 and is well versed in the company's operations, having worked variously as an elevator manager, grain trader and territory manager, as well as in a number of management roles in Head Office. He has led the Agri-Products Division, first in an interim role and then as General Manager of Agri-products, since the end of 2002.

Vancha joined the Pool in 1988, after working for the Department of Finance. She established the Investor Relations division prior to the company going public in 1996 and has been responsible for it since that time, assuming responsibility for Communications in 2002. Her understanding of the financial markets and her relationships with Pool investors helped the company maintain their support throughout the financial restructuring.

Duguid, a Chartered Accountant and Certified Management Accountant, came to the Pool in 1995 after working in both the private and the public sectors. She has played a key role in overseeing the company's long-range business strategy, including asset divestitures. Her work to analyze and evaluate the Pool's diverse business operations helped the company focus on its commodity pipeline model and return it to its core businesses.

Saskatchewan Wheat Pool is a publicly traded agribusiness co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information:

Dawn Blaus
Investor Relations and Communications
Saskatchewan Wheat Pool
306-569-4291